Exhibit 99.45

LINEAR GOLD CORP

Linear Gold and Everton Resources Discover High Grade Polymetallic Massive Sulfides at the Loma El Mate Concession, Dominican Republic

May 17, 2006 – Halifax, Nova Scotia - Linear Gold Corp. (TSX: LRR) and its partner Everton Resources Inc. (TSX-V: EVR) are pleased to announce that they have cut a 10.58-metre intercept, grading  2.96 grams per tonne gold, 104.91 grams per tonne silver, 2.03% copper and 9.41% zinc, and a 4.57-metre intercept in another hole, grading 1.36 grams per tonne gold, 119.98 grams per tonne silver, 0.75% copper and 8.05% zinc at the Las Tres Bocas target, on the Loma el Mate concession in central Dominican Republic. These intersections include higher-grade sections as presented in the table below.

The 10-hole drilling program that was completed on April 28 was designed to follow-up the 3-hole program carried out in November 2005.  The objective of the follow-up program was to test the continuity of a massive sulfide intercept and to test a number of Induced Polarization geophysical anomalies.

Hole TBM-07 was collared approximately 100 metres SE of hole TBM-02, where a 0.4 metres intersection of 1.3 grams per tonne gold, 106 grams per tonne silver, 2.47% copper and 1.35% zinc was cut during fall 2005 (press release of Jan. 17, 2006).  Hole TBM-07 intercepted an 11 - metre interval of massive pyrite-chalcopyrite-sphalerite mineralization (>75% coarse-grained sulfides). The volcanogenic massive sulfide (VMS) intercept occurs above a thick interval of strong altered and mineralized section of quartz-sericitic schist, similar to the one observed in hole TBM-02.  A 5.32-metre interval of mineralized rock at the basal contact of the VMS intercept in hole TBM-07 returned poor recovery due to drilling technical difficulties and is omitted from the average grade calculations.  Assays are listed in the table below:

Drill Hole	From	To	Interval* (metres)	Grams per tonne Gold	Grams per tonne Silver	Copper %	Zinc %
TBM-07	20.20	30.78	10.58	2.96	104.91	2.03	9.41
incl.	20.20	23.60	3.40	5.38	109.00	2.60	13.40
incl.	25.91	30.78	4.87	2.59	148.80	2.51	10.98
TBM-07	30.78	36.10	5.32	Poor recovery	Poor recovery	0.18	5.95

TBM-12	42.67	47.24	4.57	1.36	119.98	0.75	8.05
incl.	44.80	46.12	1.32	3.43	331.00	2.21	24.60
or incl.	44.80	47.24	2.44	2.13	206.70	1.31	14.44

* Note: The true widths of the intersections have not yet been determined; widths in table are based on core lengths.

The mineralization is hosted at the contact zone of mafic and siliceous metavolcanic rocks of the Maimon Formation.  The mineralization appears also to be spatially related to a felsic subvolcanic intrusion.

Hole TBM-12, collared 50 metres SE of hole TBM-07, returned 4.57 metres of massive sulfides mineralization, averaging 1.36 grams per tonne gold, 119.98 grams per tonne silver, 0.75% copper and 8.05% zinc, including a high grade section of 1.32 metres at 3.43 grams per tonne gold, 331 grams per tonne silver, 2.21% copper and 24.6% zinc. The mineralization appears to dip to the East and possible to the South, as is commonly found in this district. These polymetallic results are among the highest ever found in the Dominican Republic.

Other holes in the area intercepted anomalous values of precious and base metals and provide invaluable information of the geology and structure of the discovery area that will allow for a more effective follow-up exploration program.

Follow-up work planned for the next few weeks includes a revision of the ground geophysics data from the 2005 IP survey, a detailed mapping and surface sampling of outcrops and showings, expansion of the ground IP survey to cover the possible NW strike extension of mineralization and another phase of core drilling to further delineate the extend of the VMS mineralization.  Linear and Everton are 50%-50% partners in the Loma el Mate concession.

Sample analyses were completed by ALS Chemex Laboratory of Vancouver B.C. Samples were assayed for gold by 30g digestion Fire Assay – AA finish and other metals by ICP.

This press release was prepared under the supervision of Marc L’Heureux, P.Geo. and Vice President of Exploration of Everton who serves as the “Qualified Person” for the purpose of the National Instrument 43-101 Standards of Disclosure for Mineral Properties.

Linear Gold Corp. is a well financed mineral exploration company with a portfolio of projects located in Mexico, the Dominican Republic and Canada.  Linear’s primary focus is on the Ixhuatan project where Linear has made the high-grade Campamento Gold-Silver Discovery.

For further information please contact Terry Christopher, Manager Investor Relations, at 1-902-422-1421.

/s/ Wade K.Dawe

Wade K. Dawe, President

The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

European Investor Relations contact:

        Nick Fuller or Samantha Fletcher

        Fuller Fletcher & Associates Ltd

        Tel:  +44 207 256 5204

        Fax: +44 207 256 5678

2000 Barrington Street ♦ Suite 502 ♦ Halifax, Nova Scotia ♦ B3J 3K1 ♦ Canada
Tel: 902 422 1421 ♦ Fax: 902 491 4281 ♦ Toll Free: 1 866 546 3272 ♦ ww.lineargoldcorp.com